SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                 SCHEDULE 14D-1

                       Tender Offer Statement Pursuant to
             Section 14(d)(1) of the Securities Exchange Act of 1934
                       (Amendment No. 10- Final Amendment)


                                       and


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)

                       CENTRAL TRANSPORT RENTAL GROUP PLC
                            (Name of Subject Company)

                            GENERAL ELECTRIC COMPANY
                      GENERAL ELECTRIC CAPITAL CORPORATION
                                    (Bidders)

                         ORDINARY SHARES OF 1P EACH AND
                           AMERICAN DEPOSITARY SHARES,
                       EACH REPRESENTING 3 ORDINARY SHARES
                  AND EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS
                         (Title of Class of Securities)

                                (ORDINARY SHARES)
                    155569-10-6 (AMERICAN DEPOSITARY SHARES)
                      (CUSIP Number of Class of Securities)

                                 NANCY E. BARTON
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                      GENERAL ELECTRIC CAPITAL CORPORATION
                               260 LONG RIDGE ROAD
                           STAMFORD, CONNECTICUT 06927
                                 (203) 961-5523
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                     and Communications on Behalf of Bidder)

                                    Copy to:


                                FRANCIS J. AQUILA
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000

CUSIP No. 155569-10-6                                               Page 1 of 2
                         SCHEDULE 14D-1 AND SCHEDULE 13D

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1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         General Electric Company;
         I.R.S. Identification No. 14-0689340
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2.       Check the Appropriate Box if a Member of a Group                (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Sources of Funds
                  OO
--------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(e) or 2(f)
                                                                             [X]
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6.       Citizenship or Place of Organization
                  State of New York
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7.       Aggregate Amount Beneficially Owned by Each Reporting Person
                  738,100,720
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8.       Check Box if the Aggregate Amount in Row (7) Excludes Certain
         Shares

                                                                             [_]
--------------------------------------------------------------------------------
9.       Percent of Class Represented by Amount in Row (7)
                  100%
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10.      Type of Reporting Person
                  CO
--------------------------------------------------------------------------------


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


CUSIP No. 155569-10-6                                                Page 2 of 2
                         SCHEDULE 14D-1 AND SCHEDULE 13D

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1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         General Electric Capital Corporation;
         I.R.S. Identification No. 13-1500700
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group                (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Sources of Funds
                  OO
--------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(e) or 2(f)
                                                                             [_]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization
                  State of New York
--------------------------------------------------------------------------------
7.       Aggregate Amount Beneficially Owned by Each Reporting Person
                  738,100,720
--------------------------------------------------------------------------------
8.       Check Box if the Aggregate Amount in Row (7) Excludes Certain
         Shares

                                                                             [_]
--------------------------------------------------------------------------------
9.       Percent of Class Represented by Amount in Row (7)
                  100%
--------------------------------------------------------------------------------
10.      Type of Reporting Person
                  CO
--------------------------------------------------------------------------------


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


         This Amendment No. 10-Final Amendment ("Final Amendment") amends, supplements and constitutes the final amendment to the Tender Offer Statement on
Schedule 14D-1 and the statement of beneficial ownership on Schedule 13D, originally filed on August 4, 1997 (the "Statement"), that relates to the offer (the "Offer") by General Electric Capital Corporation ("GE Capital"), a company incorporated under the laws of the State of New York and an indirect wholly owned subsidiary of General Electric Company, a New York corporation, to purchase all of the outstanding (a) ordinary shares of 1 pence each ("CTR Shares") of Central Transport Rental Group plc ("CTR") and (b) American Depositary Shares ("CTR ADSs") of CTR, each representing three CTR Shares and evidenced by American Depositary Receipts, upon the terms and subject to the conditions set forth in the offer to purchase dated August 4, 1997 (the "Offer to Purchase") (a copy of which was filed as Exhibit (a)(1) to the Statement) and the related Letter of Transmittal for CTR ADSs (a copy of which was filed as Exhibit (a)(2) to the Statement) and Form of Acceptance for CTR Shares (a copy of which was filed as Exhibit (a)(3) to the Statement).

         In accordance with Instruction F to Schedule 14D-1, this Final Amendment also shall be deemed to satisfy the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934, as amended, with respect to CTR Shares (including CTR Shares represented by CTR ADSs) acquired by GE Capital pursuant to the Offer.

         Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Statement.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

         Item 1(b) is hereby amended and supplemented by the addition of the following:

         (b) The Offer terminated at 10:00 p.m. (London time), 5:00 p.m. (New York City time), on November 21, 1997.

ITEM 5.  PURPOSE OF TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

         Items 5(f) and (g) are hereby amended and supplemented by the addition of the following:

         (f) As soon as practicable, GE Capital intends to seek to procure the making of an application to the London Stock Exchange for CTR Shares to be delisted from the London Stock Exchange and the making of an application to the NYSE for CTR ADSs to be delisted from the NYSE.

         (g) As soon as practicable, GE Capital will take measures to cause the registration of CTR Shares and CTR ADSs under the Securities Exchange Act of 1934, as amended, to be terminated.

ITEM 6.  INTERESTS IN SECURITIES IN THE SUBJECT COMPANY.

         Items 6(a) and (b) are hereby amended and supplemented by the addition of the following:

         (a) GE Capital owns 738,100,720 CTR Shares (including CTR Shares represented by CTR ADSs), which represents 100% of the outstanding CTR Shares. As of the termination of the Offer, a total of 61,950 CTR ADSs had been tendered pursuant to Notices of Guaranteed Delivery. Pursuant to notices posted in accordance with the provisions of section 429(4) of the Companies Act 1985, GE Capital compulsorily acquired on November 24, 1997 the remaining CTR Shares (including CTR Shares representing CTR ADSs) not tendered pursuant to the Offer.

         (b) The CTR Shares (including CTR Shares represented by CTR ADSs) have been acquired by GE Capital pursuant to the Offer and the compulsory acquisition procedure.

         The information contained in GE Capital's press release dated November 24, 1997, a copy of which is filed as Exhibit (a)(27), is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

         On November 24, 1997, GE Capital issued a press release which announced the termination of the Offer, set forth the percentage of CTR Shares owned by GE Capital, and set forth the number of CTR ADSs tendered pursuant to Notices of Guaranteed Delivery. The information contained in GE Capital's press release, a copy of which is filed as Exhibit (a)(27), is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

         Item 11 is hereby amended and supplemented by adding thereto the following:

    (a)(27)  U.S. press announcement, dated November 24, 1997.

                                   SIGNATURES


         After due inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: November 24, 1997

                                            General Electric Company


                                            By /s/ Robert E. Healing
                                              ----------------------------------
                                               Name: Robert E. Healing
                                               Title: Corporate Secretary


                                            General Electric Capital Corporation


                                            By /s/ R. Todd Bradley
                                              ----------------------------------
                                               Name: R. Todd Bradley
                                               Title: Vice President

                                  EXHIBIT INDEX


Exhibit
Number         Description of Document

(a)(27)        U.S. press announcement, dated November 24, 1997